Exhibit 24

CONFIRMING STATEMENT

This statement confirms that the undersigned, Gerald S. Armstrong has authorized and designated Robert G. Burton, Jr. to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Cenveo, Inc.  The authority of Robert G. Burton, Jr. under this statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Cenveo, Inc., unless earlier revoked in writing.  The undersigned acknowledges that Robert G. Burton, Jr. is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  August 24, 2011

/s/ Gerald S. Armstrong
___________________________________
Gerald S. Armstrong